First Midwest Bancorp, Inc.

26th Annual Stockholders Meeting

May 21, 2008

First Midwest Bancorp, Inc. 26th Annual Meeting Of Stockholders

+ March 28, 2008 Record Date For Stockholders

+ Certified List Of Stockholders As Of Record Date
  + Since May 9, 2008

+ No Stockholder Nominations or Proposals Filed With The Company

+ Vote, Subchapter VII Delaware General Corporation Law and Article 2 of By-Laws



Items Of Business

Continuing Directors

Serving Until 2009

Bruce S. Chelberg

Retired Chairman and CEO
Whitman Corporation
(Diversified Multinational Holding Company)

Joseph W. England

Retired Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

Patrick J. McDonnell

President and CEO
The McDonnell Company LLC
(Business Consulting Company)

Robert P. O'Meara

Vice Chairman of the Board
First Midwest Bancorp, Inc.

Serving Until 2010

Vernon A. Brunner

President and CEO
Brunner Marketing Solutions, LLC
(Consumer Products Marketing Consultant)

Brother James Gaffney, FSC

President
Lewis University
(Independent Private Institution of Higher Education)

John L. Sterling

President and Owner
Sterling Lumber Company
(Lumber Distributor)

J. Stephen Vanderwoude

Retired Chairman and CEO
Madison River Communications
(Operator of Rural Telephone Companies)

Director Nominees
To Serve Until 2011

John F. Chlebowski, Jr.

Retired President and CEO
Lakeshore Operating Partners, LLC
(Bulk Liquid Distribution Firm)

Director Since: 2007
Committee: Audit

Thomas M. Garvin

Retired President and CEO
G.G. Products Company
(Food Business Acquirer)

Director Since: 1989
Committees: Compensation

Nominating and Corporate Governance

John M. O'Meara

Chairman of the Board and CEO
First Midwest Bancorp, Inc.

Director Since: 1982

John E. (Jack) Rooney

President and CEO
U.S. Cellular Corporation
(Cellular Communications Provider)

Director Since: 2005
Committee: Audit

Ellen A. Rudnick

Executive Director
University of Chicago
(Graduate School of Business)

Director Since: 2005
Committee: Nominating and Corporate Governance



Ernst & Young, LLP
Ratification

 Amended and Restated

First Midwest Bancorp, Inc.

Directors Stock Plan Approval



Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

Certain Non-GAAP Financial Measures

This presentation includes certain information that may be considered "non-GAAP financial measures" within the meaning of SEC regulations because it is derived from the Company's consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). Consistent with SEC regulations, a description of such information is provided below and a reconciliation of such items to GAAP is provided at the end of this presentation and on our web site at www.firstmidwest.com.

The Company presents certain 2007 operating performance highlights and ratios adjusted to exclude the effect of the $50.1 million pre-tax noncash securities impairment loss recorded for the fiscal year ended December 31, 2007. This loss is further discussed in the Company's Form 10-K filed February 28, 2008.

The Company believes the "non-GAAP financial measures" included in this presentation provide meaningful additional information, which may be helpful to investors in assessing certain aspects of the Company's operating performance. This non-GAAP information should be used in addition to, but not as a substitute for, the GAAP information.

 Thank You For Your Investment
In First Midwest Bancorp

Presentation Index

I.   Twenty-Five Years Of Progress

II.   2007 Solid Core Performance v. Pressured Equity Markets

III. 2007-2008 Economic Turmoil
- Negative Cycle 2002-2008
- Government Response
- Is The Cure Taking?

IV. The Ongoing Economic Impact On The Banking Industry
- How Prepared Is FMBI For The Economic Challenge
- FMBI Relative Advantage
- FMBI Focus/Goals

V.   Acknowledgements

I. First Midwest Bancorp, Inc.

1983-2007

25 Years Of Progress

Twenty-Five Years Of Progress

	1983	2007	Change
Assets	$1.4 billion	$8.1 billion	580%
Trust Assets	$0.45 billion	$4.6 billion	1022%
Charters	19	1	(95%)
Offices	42	101	240%
Employees	992	1,833	85%

Twenty-Five Years Of Progress

	1983	2007	Change
Earnings	$5.6 million	$112.7 million[2]	2,012%
Dividends	$0.128/share[1]	$1.195/share	933%
Market Value	$51.8 million	$1.48 billion	2,857%

(1) Adjusted for stock splits occurring in 1987, 1989, 1996, 1999 and 2001.
(2) Excludes the impact of a $50.1 million pre-tax non-cash impairment recorded for the fiscal year ended December 31, 2007. See slide 8 for important information regarding this Non-GAAP disclosure, including the most directly comparable GAAP measure and a quantitative reconciliation to GAAP.

A History Of Accomplishment

National Rankings

- 26th Top Performing Bank[1]

- 36th Largest Agricultural Lender[2]

- 60th In Wealth Management Revenue[3]

- 72nd Largest In Domestic C&I Loans[4]

- 86th Most Efficient Holding Company[5]

- 101st In Most Deposits[4]

- 105th In Resources[4]

(1) 4thQ 2007 Bank Director Magazine. 26th out of 150 largest publicly owned banks and thrifts in United States (performance scored including ROAA, ROAE calculations of four linked quarters
(2) American Bankers Association 2007 Year End Top 100 Ag Lenders (3) Who's Who In Wealth Management
(4)American Banker as of 12/31/07, (5) American Banker as of 9/30/07

A History Of Accomplishment

State Of Illinois Rankings

→ 2nd Largest Chartered Bank

→ Largest Agricultural Bank Lender[1]

→ 4th Largest in Assets Under Management

(1) American Bankers Association 2007 Year End Top 100 Ag Lenders

Other Recognitions

- Dow Jones U.S. Select Dividend Index

- 2008 Finalist Alfred P. Sloan Award For Business Excellence In Workplace Flexibility

- 25 Best Places To Work In Chicagoland

- "Outstanding" Community Reinvestment Act Designation

- Chicago Financial Advertisers Eagle Awards: Three Times

- First Place Marketing Strategy: Chicago Area Direct Marketers

II. 2007 Solid Core Performance/ Pressured Equity Markets

2007 Performance Highlights Continued Strong Profitability

	12/31/07 Reported	12/31/07 Core[1]
Earnings Per Share	$1.62	$2.27
EPS Change From 2006	(31.6%)	(4.2%)
ROA	0.99%	1.39%
ROE	10.69%	15.0%
Net Income	$80.2 million	$112.7 million

(1) Excludes the impact of a $50.1 million pre-tax non-cash impairment recorded for the fiscal year ended December 31, 2007. See slide 8 for important information regarding this Non-GAAP disclosure, including the most directly comparable GAAP measure and a quantitative reconciliation to GAAP.

2007 Stock Performance Compared with National and Peer Indices

	1/1/07-12/31/07
NASDAQ Bank	(22.38)%
Peer Group National[1]	(32.5)%
Peer Group Chicago[2]	(26.8)%
FMBI	**(20.9)%**

Based on data from SNL Financial and the NASDAQ Stock Market
(1)The National Peer Group consists of AMFI, BOKF, CBSH,CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC
(2) The Chicago Peer Group consists of AMFI, MBFI, MBHI, OSBC, TAYC, PVTB and WTFC

III. 2007-2008 Economic Turmoil

Negative Cycle: 2002-2008

- Fed Raises Overnight Rates: 1.00-5.25%
  - June 2004-June 2006
  - Inflation Fears

- Sub Prime Mortgages
  - 2002: $215 Billion Produced (6.6% Of Total MBS)
  - 2004-2006: Averaged $610 Billion (21.7%)
  - 328% Increase
  - Feeding Demand For Product From High Yield Investors

- Hedge Fund Sub Prime Bankruptcies
  - Summer 2007
  - Bear Stearns

Negative Cycle 2002-2008 (continued)

+ Contagion Spreads: Market Values/Spreads
  + Structured Assets: MBS/ABS/TRUP BS
  + Leveraged M&A Loans
  + Corporate Debt Underwritings

+ GAAP/Fair Value Issues
  + Frozen Markets
  + Elusive Values
  + Gap Down Write Offs

Negative Cycle 2002-2008 (continued)

+ Credit Rating Agencies
  + Protagonists: Grading/Structuring
  + Antagonists: Downgrading Securities and Underwriters

+ Bond Insurers
  + Municipal Market Turmoil/Auction Rate Seizure
  + Pressured To Retain AAA Ratings

Negative Cycle 2002-2008 (continued)

- Corporate Owned Life Insurance
  - Contract Extinguishment Threats
  - Investments Illiquid
  - Liquidity Issues

- Overnight Bank Markets
  - Fed Funds: Sporadic Availability
  - Libor Borrowings
    - Spreads
    - Availability

Macro Economic Consequences

+ Financial Industry Losses: $350 Billion

+ Recapitalization Ongoing
    + Fractions Of Book Value
    + Unprecedented Spreads

+ Term Borrowing Costs Skyrocketing
    + 300-800 BP

+ Employment Losses: 65,000

+ Unknown Credit Costs
    + Homebuilders
    + Consumers

Macro Economic Consequences (continued)

+ Fourth Largest Investment Bank Imploded

+ Homebuilding Industry Pressured

+ Home Values Reduced 12.7% Nationally
  + Chicago MSA Reduced 8.5%

+ Foreclosures Up 75% From 2006, Up 150% From 2005

+ Commodity Markets Disarrayed
  + Oil, Metals, Currencies, Agricultural

The Government/Federal Reserve Response

+ Interest Rates Cut 325 b.p. In Six Months

+ Federal Reserve Actions Adding Massive Amounts
  + Bear Stearns Forced Sale $ 30 Billion
  + Credit For Nonmembers $200 Billion
  + Credit For Member Banks $150 Billion/Month
  + European Credit Facilities $ 62 Billion

+ Discount Rate Spread Halved

The Government/Federal Reserve Response (continued)

+ $150 Billion Personal Tax Rebate

+ Mortgage Forgiveness Legislation: FHA
  + 500,000 Units
  + Refinance A Portion Of Unpaid Mortgages
  + $1.7 Billion

Is The Cure Taking?

- Conditional "YES"

- Some Commodities Softening

- Capital Markets Loosening

- Pipeline Loans Distributing

- Spreads Narrowing

- Recession Forestalled

The Exception: Housing

- Inventories: 11 Months, 25 Year High

- Affordability: Improved Somewhat
  - House Prices Down
  - Offset By Tightened Credit Standards
  - Offset By High Mortgage Rates

- Lower Economic Activity
  - GDP 0.6% Last Two Quarters
  - 1% Rise In Consumer Spending

The Exception: Housing (continued)

- Fuel and Food Inflation
  - 3.9% Increase In Consumer Prices
  - Commodity Prices Up 18%
  - Crude Oil Up 20%/Gasoline $4.50 Gallon↑

- Customer Impacts
  - Consumer
  - Builders and Developers

III. The Ongoing Economic Impacts On The Banking Industry

Banking Industry Challenges

+ Funding Challenges

+ Asset Quality Exposure

+ Impairment Potential

+ Re-capitalization

FMBI Plan

- Funding Expansion
  - Renegotiation of Lines
  - Expansion of Federal Fund Lines
  - Liquidation of Securities
  - Use of Federal Reserve
    - TAF
    - Discount Window

- Asset Quality Improvement
  - Loan Loss Reserves Expanded
  - Identified Credit Risks

FMBI Plan[1]

- Impairment Analysis
  - Clean up ABS
  - Modeling TRUPS
    - Consultants For Valuation
    - New Hire For Deeper Analytics

- Strong Capital Formation
  - Superior Profitability: ROA of 1.25%, ROE of 13.75%
  - Stable Net Margin: 3.53%
  - Controlled Expense Growth: 2.5%
  - Investment Grade Ratings
  - Sales Process Concentration

(1)   As of and for the first quarter ended March 31, 2008



Relative Strength
FMBI v. Peer Banks

First Midwest Bancorp Is In An Advantaged Position: 3/31/08

	FMBI	National[1]	Chicago[2]
Earnings/Capital Formation	1.25%	0.94%	(0.44)%
Asset Quality	1.17%	1.21%	1.31%
Reserves For Loan Losses	1.28%	1.17%	1.10%
Non Performing Loan Coverage	3.76X	1.19X	0.86X
Total Capital Ratio	11.8%	11.7%	11.3%

Data represents the peer median core performance for first quarter 2008 as obtained from SNL Financial.
(1)   The National Peer Group consists of AMFI, BOKF, CBSH,CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC
(2)   The Chicago Peer Group consists of AMFI, MBFI, MBHI, OSBC, TAYC, PVTB and WTFC.

The First Midwest Advantage Goes Beyond The Numbers

- Deep Rooted Mission

- Experienced Direction

- Client Focused Philosophy

- Great Marketplace

- Long Term Record Of Superior Performance

Our Advantage Should Equate To Value For Investors

Stock Price	1/1/08-3/31/08
NASDAQ Bank	(2.24)%
Peer Group National[1]	(7.7)%
Peer Group Chicago[2]	(0.9)%
FMBI	**(9.2)%**

1Q08
It Has Not!

Based on data reported by SNL Financial.
- The National Peer Group consists of AMFI, BOKF, CBSH,CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC
- The Chicago Peer Group consists of AMFI, MBFI, MBHI, OSBC, TAYC, PVTB and WTFC.

Our Challenge

+ Stay Focused

+ Concentrate On Weakening Credit Sectors

+ Sustain Our Sales

+ Communicate Our Superior Relative Value

Our Goal: Regain Valuation Of Our Stock Relative To Peers

(Price/Earnings)[1]

FMBI	12.61X
National[2]	14.66X
Chicago[3]	15.71X

Undervalued
$4.00-7.00/Share

(1)   Based upon data reported by SNL Financial for share price as of May 9, 2008, and analysts' consensus earnings per share.

(2)   The National Peer Group consists of AMFI, BOKF, CBSH,CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC

(3)   The Chicago Peer Group consist of AMFI, MBFI, MBHI, OSBC, TAYC, PVTB and WTFC.

Thank You

- Clients

- Directors

- Officers

- Staff

Your Support Is Critical

 Thank You For Your Investment
In First Midwest Bancorp



First Midwest Bancorp, Inc.
Reconciliation of Selected Operating Highlights to Non-GAAP Financial Measures

	Year Ended December 31, 2007		
	As Reported (GAAP)	Impact of Write-Down (1)	Pro Forma Results
2007 Highlights (in millions, except EPS)			
Net interest income	$ 240.1	$ -	$ 240.1
Noninterest income	$ 60.2	$ (50.1)	$ 110.3
Noninterest expense	$ 199.1	$ -	$ 199.1
Net income	$ 80.2	$ (32.5)	$ 112.7
Diluted earnings per share	$ 1.62	$ (0.65)	$ 2.27
Core Profitability			
Return on average assets	0.99%		1.39%
Return on average equity	10.7%		15.0%
Net interest margin - tax equivalent	3.58%		3.57%
Efficiency ratio	52.5%		52.5%

Note 1: Represents a $50.1 million pre-tax noncash securities impairment charge.

First Midwest Bancorp, Inc.
Reconciliation of Selected Operating Highlights to Non-GAAP Financial Measures

| | As of December 31, 2007 | | |
	As Reported (GAAP)	Impact of Write-Down (1)	Pro Forma Results
Balance Sheet Highlights (in millions)			
Average assets	$ 8,091.4	$ -	$ 8,091.4
Average loans	$ 4,942	$ -	$ 4,943
Average earning assets	$ 7,302	$ (0)	$ 7,302
Average equity	$ 750	$ -	$ 750
Total assets	$ 8,092	$ (6)	$ 8,098
Goodwill and other intangible assets	$ 288	$ -	$ 288
Stockholders' equity	$ 724	$ (2)	$ 726
Other comprehensive income	$ (12)	$ 31	$ (42)
Solid Capital Metrics			
Tier 1 capital to risk-weighted assets	9.1%		9.6%
Total capital to risk-weighted assets	11.7%		12.1%
Tangible equity to tangible assets	5.6%		5.6%
Tangible equity to tangible assets, excluding other comprehensive income	5.7%		6.1%
Dividend yield	4.1%		4.1%
Dividend payout ratio	74%		53%

Note 1: Represents a $50.1 million pre-tax noncash securities impairment charge.